



SE(07007085 (ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestech Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St. North #B, Bldg. 600
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earle W Evans III (316) 686-6222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hewitt & Company, PA
(Name – *if individual, state last, first, middle name*)

205 W. 2nd St. North (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earle W. Evans III ______, ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc. ______, as of June 30 ______, 2007 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public



PATRICIA A. McCULLOUGH
Notary Public - State of Kansas
My Appt. Expires 2/26/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VESTECH SECURITIES, INC.

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED JUNE 30, 2007

INDEX



Hewitt & Company, PA



SEC MAIL
PROCESSING
SECTION
182

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Vestech Securities

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. as of June 30, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc., as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hewitt & Company, PA

August 17, 2007

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

VESTECH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Current Assets		
Cash	$ 8,815	
Cash deposits with clearing organization	13,544	
Receivables from broker-dealers and clearing organization	39,331	
Prepaid expense	514	
Marketable securities	119	
Total Current Assets		$ 62,323
Fixed Assets		
Furniture and equipment	13,435	
Less: Accumulated depreciation	(13,435)	
Total Fixed Assets		0
Other Assets		
Note receivable	200	
Stockholder receivable	40,434	
Total Other Assets		40,634
Total Assets		$ 102,957

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 16,107	
Payroll taxes payable	2,275	
Retirement plan payable	4,270	
Total Current Liabilities		$ 22,652
Stockholder's Equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	40,000	
Additional paid-in capital	5,701	
Retained earnings	34,549	
Net unrealized gain on marketable securities	55	
Total Stockholder's Equity		80,305
Total Liabilities and Stockholder's Equity		$ 102,957

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2007

Commission Income		$ 667,226
Operating Expenses		
Commissions	$ 350,830	
Officer salaries	181,000	
Salaries and wages	28,926	
Payroll taxes	12,005	
Retirement plan expense	6,298	
Clearance paid	29,759	
Dues and fees	11,228	
Professional fees	27,783	
Travel and entertainment	9,043	
Quotation expense	3,418	
Rent	10,377	
Communication expense	6,520	
Insurance expense	2,527	
Office expense	11,023	
Property and other taxes	917	
Other expense	2,695	
Total Operating Expenses		694,349
Net Loss from Operations		(27,123)
Other Income		
Interest income	576	
Gain on sales of securities	2,745	
Total Other Income		3,321
Net Loss		$ (23,802)

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
Balance, Beginning of Year	$ 40,000	$ 5,701	$ 63,151	$ 0	$ 108,852
Capital contributions	0	0	0		0
Stockholder distribution			(4,800)		(4,800)
Net income	0	0	(23,802)		(23,802)
Other Comprehensive Income: Unrealized income on securities	0	0	0	55	55
Balance, End of Year	$ 40,000	$ 5,701	$ 34,549	$ 55	$ 80,305

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

Cash Flows from Operating Activities		
Net loss for the year	$ (23,802)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of securities	(2,745)	
(Increase) Decrease in:		
Cash deposits with clearing organization	(573)	
Prepaid expense	1,868	
Receivables from broker-dealers and clearing organization	27,446	
Increase (Decrease) in:		
Accounts payable	(5,387)	
Payroll taxes payable	(1,765)	
Retirement plan payable	455	
Net Cash Used by Operating Activities		$ (4,503)
Cash Flows from Investing Activities		
Purchase of securities	(63)	
Proceeds from sale of securities	10,845	
Repayment of stockholder loan	63	
Net Cash Provided for Investing Activities		10,845
Cash Flows From Financing Activities		
Stockholder distribution		(4,800)
Net Increase in Cash		1,542
Cash at Beginning of Year		7,273
Cash at End of Year		$ 8,815

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

A. Business Activity

Vestech Securities, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, and annuity commissions make up the Company's revenue. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are primarily held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

B. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less to be cash equivalents.

C. Income Recognition

Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

D. Marketable Securities

The Company classifies its marketable security as "available-for-sale" and reports it at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are reported as earnings.

E. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. INCOME TAXES

The Company files as an "S" corporation for federal and state income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements.

3. RELATED PARTIES

The Company rents office space from a related party on a month-to-month basis. Rent expense for the period ended June 30, 2007, was $10,377.

Receivable from stockholder represents advances to the stockholder which are non-interest bearing and due on demand.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2007, the company had net capital of approximately $39,382 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. EMPLOYEE BENEFITS

The Company has a Simple IRA pension plan, whereby eligible employees may voluntarily contribute a percentage of compensation. The company matches a portion of the employee's contribution up to 3% of the employee's compensation for the year. For the period ending June 30, 2007, the Company recognized retirement plan expense of $6,298.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

VESTECH SECURITIES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

Net Capital	
Total stockholder's equity	$ 80,305
Deduct stockholder's equity not allowed for net capital	0
Total Stockholder's Equity Qualified for Net Capital	80,305
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other deductions or credits	0
Total Capital and Allowable Subordinated Liabilities	80,305
Deductions and/or Other Charges	
A. Non-allowable assets:	
Clearing deposit interest receivable	0
Nonallowable receivable from broker-dealer	(40,434)
Receivable from non-customers	(200)
Deferred income tax asset	0
Prepaid income tax	0
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or charges	0
Net Capital Before Haircuts on Securities Positions	39,671
Haircuts on Securities:	
A. Contractual securities commitments	0
B. Deficit in securities collateralizing demand notes	0
C. Trading and investment securities	0
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue concentrations	0
E. Other	(289)
Net Capital	$ 39,382
Aggregate Indebtedness	
Accounts payable	$ 16,107
Payroll taxes payable	2,275
Retirement plan payable	4,270
Total Aggregate Indebtedness	$ 22,652
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Excess Net Capital	$ 34,382
Excess Net Capital at 1000%	$ 37,117
Excess Net Capital at 1500%	$ 37,872
Ratio: Aggregate Indebtedness to Net Capital	.58 to 1

Reconciliation of the basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditor's report.

VESTECH SECURITIES, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1 of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

Company's clearing firm: National Financial Services Corporation

See independent auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Required by the Securities Exchange Commission Rule 17a-5



Board of Directors
Vestech Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vestech Securities, Inc. (the Company) for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not make a study of the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt + Company, PA

Hewitt & Company, PA
Wichita, Kansas
August 17, 2007

END